Exhibit 99.1

New Gold Closes Acquisition of Geo Minerals
Adds to Land Position Around Blackwater Project

(All figures are in Canadian dollars unless otherwise indicated)

December 21, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD) (AMEX:NGD) and Geo Minerals Ltd. ("Geo") (TSX.V:GM) today announce that New Gold has completed the acquisition of all the shares of Geo. Under the terms of the court approved arrangement      (“Arrangement”) all the shares of Geo (including shares issued in the Arrangement in exchange for options and warrants) were acquired for an aggregate cash consideration of $22 million. Adjusting for New Gold’s acquisition of Geo’s cash balance at closing, the net cash payment by New Gold was $18 million.

Through the acquisition of Geo, New Gold added 15km2 of land immediately to the northwest of the company's Blackwater Project (“West Blackwater Properties”).

"The acquisition of this land package immediately adjacent to the current Blackwater mineral resource provides us further flexibility as we continue to delineate, and ultimately develop, the Blackwater Project," stated Robert Gallagher, New Gold President and Chief Executive Officer.

Under the terms of the Arrangement, each Geo shareholder will receive $0.16 for each Geo share held. In addition, Geo shareholders will receive one common share of a new exploration company, GeoNovus Minerals Corp. (“GeoNovus”), for every 15 Geo common shares held. As a result of the Arrangement, all of the assets of Geo, other than its interest in the West Blackwater Properties and cash, were transferred to GeoNovus and New Gold became the holder of 1.4 million common shares of GeoNovus, which represents 13% of the GeoNovus common shares currently outstanding on a non-diluted basis.

The TSX Venture Exchange will disseminate a notice announcing the delisting of the Geo shares. Geo shareholders should send their completed and executed letters of transmittal and Geo share certificates to the depository, Computershare Investor Services as soon as possible in order to receive the consideration to which they are entitled under the Arrangement. A copy of the letter of transmittal is available on SEDAR at www.sedar.com under Geo’s profile.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's, Geo’s or GeoNovus’s future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold/Geo expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of the relevant management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold/Geo/GeoNovus's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Geo will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. In the case of New Gold, such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In the case of Geo, such risks include, among other risks, the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of drilling results and geological data, project cost overruns or unanticipated costs and expenses. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's and Geo’s continuous disclosure documents filed on and available at www.sedar.com.  Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold/Geo/GeoNovus’s expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.